Exhibit 19.1

2500 Trex Way

Winchester, VA 22601

POLICY – INSIDER TRADING

EFFECTIVE: May 6, 1999. Amended August 15, 2001, October 23, 2003 and February 8, 2006.

The Need for a Policy Statement

The purchase or sale by any person while in the possession of material, nonpublic (“inside”) information or the selective disclosure of such information to others who may trade in securities is prohibited by federal and state laws. As an essential part of your work, many of you have access to material, nonpublic information about the Company or about the Company’s business, including information about other companies with which the Company does or may do business.

The Company has adopted this Policy Statement to avoid even the appearance of improper conduct on the part of any Company employee (not just so-called “insiders”). All Company employees have worked hard over the years to establish a reputation for integrity and ethical conduct. Compliance with this Policy Statement is an important part of each employee’s duty of good corporate citizenship. By adopting this Policy Statement, the Company does not intend to create legal liability that otherwise would not exist.

Any person who has any questions about the application of this Policy Statement is urged to consult the Company’s General Counsel, who is the designated Administrator of the Policy Statement, at telephone number (540) 542-6801. Remember, however, that the ultimate responsibility for adhering to this Policy Statement and avoiding improper transactions rests with each director, officer and employee.

Policy on Insider Trading

No director, officer or other employee who has material, nonpublic information relating to the Company may (1) buy or sell securities of the Company, directly or indirectly, or (2) “tip” such information to others who may trade. This policy of “don’t trade and don’t tip” also applies to material, nonpublic information relating to any other company, including customers or suppliers of Trex.

Even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

If material, nonpublic information is inadvertently disclosed, no matter what the circumstances, by any Company director, officer or employee, the person making or discovering that disclosure should immediately report the facts to the Administrator.

Liability and Sanctions for Violations of Policy

Violations of the insider trading law will subject the violator to severe civil and criminal claims and penalties. If you or anyone in your household buys or sells securities while you are in possession of material, nonpublic information, you may be subject to (1) civil penalties equal to 3 times the profits you gained or losses you avoided, (2) criminal money penalties of up to $1 million and (3) a prison term of up to 10 years. In addition, if someone else purchases or sells securities on a “tip” from you based on material, nonpublic information, you may be subject to the same penalties, even if you received none of the benefit from the trades.

These penalties are not restricted to the persons actually engaging in insider trading or “tipping.” If an employee under your supervision engages in either of these activities, you may face the same monetary penalties discussed above (even if you received no benefit) if you knew or recklessly disregarded the fact that the employee was likely to violate the insider trading laws and you did nothing to prevent the violations. Civil and criminal penalties may also be assessed against the Company in such circumstances. These penalties could damage the Company’s financial condition and its reputation and status in the business community.

The Company believes that a violation of this Policy Statement is potentially so damaging to the Company that the appropriate sanction for the violation may include suspension or termination of the violator’s employment.

Definition of Material, Nonpublic Information

This Policy Statement prohibits trading in securities while in the possession of information which is “material” and “nonpublic.”

“Material” information is any information that a reasonable investor would likely consider important in a decision to buy, hold or sell a security. As a rule, material information about the Company is any information which could reasonably affect the price of the Company’s stock. Common examples of information that will frequently be regarded as material are the following:

•	actual earnings or losses, or projections of future earnings or losses;

•	major marketing changes;

•	proposals, plans or agreements (even if preliminary) involving mergers or acquisitions;

•	a significant sale of assets or the disposition of a subsidiary;

•	changes in dividend policy or the declaration of a stock split;

•	the planned sale of Trex stock by the Company or a major stockholder;

•	significant changes in management;

•	significant new products or programs;

•	significant litigation or government investigations; or

•	the gain or loss of a substantial distributor or supplier.

Information may be material whether its disclosure could affect the price of a security negatively or positively.

“Nonpublic” information is any information about Trex or another company which has not been disclosed generally to the marketplace. All information that you learn about the Company or its business plans in connection with your employment is potentially “inside” information until publicly disclosed by the Company. Information is considered to be public only when it is released in a manner making it available to investors generally (such as by means of a press release) and enough time has passed to permit the marketplace to absorb the previously nonpublic information (24 hours in most circumstances).

You must be aware that, if your securities transactions become the subject of scrutiny, they will be viewed after the fact with the benefit of hindsight. As a result, before engaging in any securities transaction, you should carefully consider how regulators and others might later view that transaction. For example, if you are in doubt about whether particular nonpublic information is material, assume the information is material unless you seek and receive advice to the contrary from the Administrator.

Non-Disclosure and Preservation of Material Nonpublic Information

Employees are required to take the following specific steps to protect the confidentiality of material nonpublic information.

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You should not disclose material nonpublic information to any internal Trex employee or outside consultant engaged by the Company unless such person needs to know such information for legitimate business purposes. You should never disclose material nonpublic information to any other person, including your spouse, other relatives, friends, business or social acquaintances, etc.

•	Keep confidential or sensitive materials appropriately concealed and securely stored, particularly when you are in areas accessible to the public, or when you are not on Trex premises.

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Avoid conversations involving confidential or sensitive information in public places (such as elevators, airplanes, public transportation or restaurants) or at home. When such conversations are necessary, take all appropriate steps to prevent accidental disclosures.

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Do not respond to requests from the press, stock analysts or others for information concerning confidential or sensitive matters. Refer such inquiries to the Chief Executive Officer or the Chief Financial Officer at the Company’s headquarters.

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Be aware that communications by mobile or cellular telephone or telecopy (“fax”) machines are subject to unintended breaches of confidence. When communicating by mobile or cellular phone or sending (or receiving) a fax to an unmonitored machine (for example at a hotel or other public location), omit or alter information which could result in the disclosure of confidential or sensitive matters.

Compliance Guidelines Applicable to All Employees

To assist employees in complying with this Policy Statement, the following guidelines apply to market transactions by employees in Trex stock and to the preservation of confidentiality of proprietary information about the Company.

Trades During Window Periods. The most appropriate period to buy or sell Trex stock is the period beginning at least 24 hours following the Company’s release of its operating results for the prior quarter and ending on the 45th calendar day after the first day of this period or, if it occurs earlier, on the 11th calendar day before the end of the current quarter (the so-called “window period”). This period is the time during which there should be the least amount of inside information about the Company unavailable to the investing public. However, you may not buy or sell Trex stock even during window periods if you are in possession of material nonpublic information.

Although the window periods are the preferred periods for trades in Trex stock, they are not exclusive. If you are not subject to additional limitations that apply to directors, executive officers and certain other Trex employees as described below, you may buy or sell Trex stock outside of the window periods so long as you do not possess material, nonpublic information when you trade.

Employee Stock Purchase Plan. The only exception to the restrictions on trading in Trex stock contained in this Policy Statement relate to the Company’s Employee Stock Purchase Plan. Trex stock may be purchased in accordance with the terms of such Plan at any time without restriction, regardless of whether the employee is in possession of material nonpublic information or not. However, any shares purchased pursuant to such Plan may not be sold unless in compliance with this Policy Statement.

Compliance Procedures for Directors, Executive Officers and Other Designated Employees

Directors, executive officers and certain other employees of the Company designated in writing by the Administrator (“Designated Employees”) frequently acquire confidential information about the Company that may be considered material as defined in this Policy Statement. Accordingly, these persons must comply with the following procedures applicable to trades in Trex common stock and must certify their compliance with this Policy Statement.

Advance Notification. Before engaging in any transaction in Trex common stock, or options or other related derivative securities, each director, executive officer and Designated Employee should contact the General Counsel, who will review the proposed transaction to ensure it complies with this Policy Statement.

Timing Restrictions on Trades in Trex Common Stock. Any director, executive officer or Designated Employee may buy or sell Trex common stock, or engage in market transactions involving options or other related derivative securities, in any quarter only during the period beginning at least 24 hours after Trex issues its earnings release for the prior quarter and ending on the 30th calendar day after the first day of this period or, if it occurs earlier, on the 25th calendar day before the end of the current quarter. For example, if Trex issues an earnings release for the June 30 quarter after the close of market on July 28, a director, executive officer or Designated Employee may buy or sell Trex common stock during the period beginning at the opening of market on July 30 and ending on August 28. This restriction may be waived by the Company in individual cases upon a showing of hardship or other circumstances warranting a waiver. However, you may not buy or sell Trex stock even during window periods if you are in possession of material nonpublic information.

Employee Stock Purchase Plan. As with the Compliance Procedures for all employees in general, there is an exception to the restrictions on trading in Trex stock contained in this Policy Statement relating to the Company’s Employee Stock Purchase Plan. Trex stock may be purchased in accordance with the terms of such Plan at any time without restriction, regardless of whether the director, executive officer or other Designated Employee is in possession of material nonpublic information or not. However, any shares purchased pursuant to such Plan may not be sold unless in compliance with this Policy Statement.

Written Trading Plans. Notwithstanding the foregoing prohibitions in this Policy Statement, any director, executive officer or Designated Employee may buy or sell Trex common stock, or engage in market transactions involving options or other related derivative securities, while in possession of material, nonpublic information about the Company or outside of the specified window periods if any such transaction is made pursuant to a written plan. The written plan must be executed at a time when such individual may otherwise trade Trex common stock pursuant to the terms of this Policy Statement, and must be approved in advance in writing by the Administrator and either the Company’s Chief Executive Officer or Chief Financial Officer and must meet all of the requirements specified by the Administrator and either the Chief Executive Officer or Chief Financial Officer and applicable Securities and Exchange Commission rules and regulations, including Rule 10b5-1 under the Securities Exchange Act of 1934.

Annual Compliance Certification. Each director, executive officer and Designated Employee will be required to certify annually to the Administrator that he or she has re-read this Policy Statement and will comply with its provisions.

Amended as of February 8, 2006